Smart Powerr Corp.

August 27, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp

Re:	Smart Powerr Corp.
Registration Statement on Form S-3
Filed on August 19, 2024
File No. 333-281639

Dear Ms. Beukenkamp:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Powerr Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on August 29, 2024, or as soon thereafter as practicable.

Very truly yours,

Smart Powerr Corp.

By:	/s/ Guohua Ku
	Name:	Guohua Ku
	Title:	Chief Executive Director